

Mail Stop 6010

March 6, 2008

Ms. Helena R. Santos
Chief Executive Officer and Chief Financial Officer
Scientific Industries, Inc.
70 Orville Drive
Bohemia, New York 11716

     RE: **Scientific Industries, Inc**
        Form 10-KSB for the fiscal year ended June 30, 2007
        File No. 0-06658

Dear Ms. Santos:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

          Sincerely,

          Kevin L. Vaughn
          Branch Chief